Exhibit 12.1

MSCI Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2016	2015	2014	2013

Operating revenues	$714,362	$1,274,172	$1,150,669	$1,075,013	$996,680	$913,364
Total operating expenses	373,685	694,984	662,565	671,115	659,514	573,033
Operating income	340,677	579,188	488,104	403,898	337,166	340,331
Interest income	(7,051)	(6,314)	(2,906)	(1,166)	(851)	(889)
Interest expense	61,321	116,098	101,651	62,387	31,820	26,256
Other expense (income)	(9,354)	2,505	3,421	(6,877)	(2,141)	2,136
Other expense (income), net	44,916	112,289	102,166	54,344	28,828	27,503
Income from continuing operations before provision for income taxes	295,761	466,899	385,938	349,554	308,338	312,828
Provision for income taxes	63,840	162,927	125,083	119,516	109,396	112,918
Income from continuing operations	231,921	303,972	260,855	230,038	198,942	199,910
(Loss) income from discontinued operations, net of income taxes	—	—	—	(6,390)	85,171	22,647
Net income	$231,921	$303,972	$260,855	$223,648	$284,113	$222,557

Income from continuing operations before provision for income taxes	$295,761	$466,899	$385,938	$349,554	$308,338	$312,828	a
Interest Expense (includes amortization of fees and discounts)	61,321	116,098	101,651	62,387	23,876 (3)	26,256	b
Estimated portion of rent expense representative of interest	4,029	7,651	7,596	8,314	8,705	8,034	b

Earnings	$361,111	$590,648	$495,185	$420,255	$340,919	$347,118	a+ b= c
Fixed Charges:
Interest Expense (includes amortization of fees and discounts)(1)	$61,329	$116,098	$101,651	$62,387	$23,876	$26,256
Estimated portion of rent expense representative of interest(2)	4,029	7,651	7,596	8,314	8,705	8,034
Total Fixed Charges	$65,350	$123,749	$109,247	$70,701	$32,581	$34,290	b
Earnings to Fixed Charges Ratio	5.53	4.77	4.53	5.94	10.46	10.12	c/b

(1) The interest expense included in fixed charges above reflects only interest on third-party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes).
(2) Rent expense substantially represents payments for rented spaces. MSCI Inc. has used one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.
(3) Excludes $7.9 million of accelerated amortization of discount and capitalized expenses related to indebtedness that were recognized upon the November 20, 2014 termination of MSCI Inc.’s senior secured credit facility, as amended.